Filed pursuant to Rule 433
Dated August 17, 2015
Registration No. 333-203125

DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF

FIXED RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F

Pricing Term Sheet

Issuer:	Capital One Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series F of the Issuer (the “Preferred Stock”)

Expected Security Ratings:*	Baa3 / BB / BB (Moody’s / S&P / Fitch)

Size:	$500,000,000 (20,000,000 Depositary Shares)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	6.20% per annum

Dividend Payment Dates:	Quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2015

Day Count:	30/360

Trade Date	August 17, 2015

Settlement Date:	August 24, 2015 (T+5)

Optional Redemption:

The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after December 1, 2020 at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated August 17, 2015), at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Preferred Stock.

Over-Allotment Option:	None.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “COFPRF.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7738 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$484,524,340.00

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

CUSIP/ISIN for the Depositary Shares:	14040H 881 / US14040H8815

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Capital One Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-827-7275 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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